Exhibit 99.1

Ardagh Group S.A. - Board Appointments

Our colleague, Wolfgang Baertz, sadly passed away on 19 September. Wolfgang was a director since 2002 and played a huge role in the development of Ardagh over the last 20 years. His wise counsel, contribution and support will be greatly missed by his colleagues.

Ardagh announces the following appointments to the Board:

The Rt Hon Philip Hammond has been appointed to the Board as a non-executive director and as a member of the Audit Committee.

Philip has had a distinguished career in British politics. A Member of Parliament of the United Kingdom from 1997 to 2019, he held a range of ministerial offices, most recently serving as Chancellor of the Exchequer from 2016 to 2019. Prior to this, he served as Foreign Secretary (2014-2016), Defence Secretary (2011-2014) and Transport Secretary (2010-2011).

Shaun Murphy has been appointed to the Board as an Executive Director.

As previously announced, Shaun joined Ardagh as Chief Operating Officer in September 2019. Prior to joining Ardagh, Shaun was a partner in KPMG for almost 20 years and earlier this year completed a highly successful six-year term as Managing Partner of KPMG in Ireland, a practice of some 3,000 people, as well as serving as the Lead Director on KPMG’s Global Board from 2015 until 2019.

Full details of the members of the Board and Board committees are set out at www.ardaghgroup.com

Ardagh Group S.A. is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people, with sales of $7bn.

Media:Pat Walsh, Murray Consultants    +1 646 776 5918 / +353 87 2269345

pwalsh@murraygroup.ie

Investors:john.sheehan@ardaghgroup.com

12 November 2019